Exhibit 99.1

I-Mab Announces Preclinical Data on Differentiated Anti-C5aR Antibody

TJ210/MOR210 at SITC 2020

– Oral presentation highlights the unique epitope, pharmacological profile and anti-tumor properties of TJ210/MOR210

SHANGHAI, China, and GAITHERSBURG, MD. – November 11, 2020 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced new preclinical data from in vivo and in vitro studies of its C5aR antibody project, TJ210/MOR210, at the 2020 Society for Immunotherapy of Cancer (SITC) Annual Meeting. The data will be shared in an oral presentation entitled “TJ210 (MOR210), A Differentiated Anti-C5aR Antibody for Anti-Cancer Therapy”, on November 12, 2020 at 11:30 am EST (Abstract #607).

Complement component fragment 5a receptor (C5aR1, CD88) is a G-protein coupled receptor (GPCR) that is being investigated as a potential new drug target in the field of immuno-oncology. Produced in the tumoral microenvironment, C5a acts as a chemoattractant to recruit, through its C5aR1 receptor, tumor-promoting cells such as myeloid derived suppressive cells (MDSCs), neutrophils and M2 macrophages to the tumor site, resulting in the inhibition of tumor-attacking immune cells and promotion of tumor progression.

TJ210/MOR210 is an anti-C5aR monoclonal antibody in-licensed from MorphoSys. It is designed to interact with the N-terminus of C5aR1 and induces anti-tumor properties by blocking the activation and migration of C5aR1-expressing myeloid cells. Key results from preclinical studies show that:

•	TJ210/MOR210 selectively binds to the N-terminus of C5aR1 with high affinity and is not cross-reactive to other related GPCRs.

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Blockade of C5a/C5aR pathway inhibits the recruitment of tumor promoting cells, leading to the significant inhibition of tumor growth when combining with another immuno-oncology therapy, e.g. anti-PD-1 antibody.

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TJ210/MOR210 demonstrated a good safety profile of a 4-week repeat dose GLP toxicity study in cynomolgus monkeys, with no observed adverse effects up to the highest dose tested at 200 mg/kg and no impact on neutrophils.

“TJ210/MOR210 is one of the innovative monoclonal antibodies in our differentiated pipeline that brings together the best of science in immuno-oncology,” said Dr. Joan Shen, CEO of I-Mab. “We are eager to advance this innovative program in clinical development, which has the potential to address the unmet need in cancer for patients around the world.”

The preclinical data provide new understanding of the underlying mechanism of TJ210/MOR210 and a strong scientific rationale for TJ210/MOR210 to be further evaluated as a potential treatment for cancers. I-Mab and MorphoSys recently announced that the U.S. Food & Drug Administration approved the Investigational New Drug (IND) application to initiate a phase 1 trial of TJ210/MOR210 for the treatment of relapsed or refractory advanced solid tumors.

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About TJ210/MOR210

TJ210/MOR210 is a novel human antibody directed against C5aR derived from MorphoSys’s HuCAL Platinum® technology. C5aR, the receptor of the complement factor C5a, is investigated as a potential new drug target in the field of immuno-oncology and autoimmune diseases. Tumors have been shown to produce high amounts of C5a, which, by recruiting and activating myeloid-derived suppressor cells (MDSCs), M2 macrophages and neutrophils, is assumed to contribute to an immune-suppressive pro-tumorigenic microenvironment. TJ210/MOR210 is intended to block the interaction between C5a and its receptor, thereby potentially neutralizing the immune suppressive function of C5a and enabling immune cells to attack the tumor.

HuCAL Platinum® is a registered trademark of MorphoSys AG.

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on discovery, development and soon commercialization of novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to transitioning from a clinical stage biotech company toward a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, world-class GMP manufacturing facility and commercial capability. I-Mab has offices in Beijing, Shanghai, Hangzhou, Hong Kong and Maryland, United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter and WeChat.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding data from the TJ210 preclinical and clinical studies, the potential implications of clinical data for patients, and I-Mab’s advancement of, and anticipated clinical development, regulatory milestones and commercialization of TJ210. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

Jielun Zhu Chief Financial Officer jielun.zhu@i-mabbiopharma.com +86 21 6057 8000	Gigi Feng Chief Communications Officer gigi.feng@i-mabbiopharma.com +86 21 6057 8000

Investor Inquiries

Burns McClellan, Inc. (Americas and Europe) Steve Klass E-mail: sklass@burnsmc.com Office line: +1 212 213 0006	The Piacente Group, Inc. (Asia) Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363